Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
STATEMENT OF INCOME DATA
Revenue from vessels	$74,889	$55,105	$224,274	$177,833
Revenue from vessels, net	71,838	52,453	215,031	169,654

Voyage expenses	18,642	17,036	51,077	46,792
Vessel operating expenses	12,906	12,718	38,912	34,645
Depreciation	8,920	8,771	26,524	24,326
Amortization of deferred drydocking charges	2,128	1,816	6,915	5,849
Provision for doubtful receivables	—	—	244	—
Management fees	1,440	1,155	3,945	3,255
General & Administrative expenses	764	468	2,042	1,302

Operating income	27,037	10,489	85,371	53,485

Interest and finance costs, net	(2,475)	(2,557)	(7,732)	(8,835)
Interest income	136	90	316	299
Foreign currency losses	(21)	(52)	(68)	(258)
Share of profits of joint-venture	—	(43)	—	621
Amortization of deferred gain on sale of vessels	792	—	2,376	—
Gain on sale of vessels	—	—	8,755	—
Other income/(expense)	—	106	—	(504)

Net income	$25,468	$8,033	$89,018	$44,808

Earnings per share, basic	$1.26	$0.47	$4.77	$2.61
Earnings per share, diluted	$1.26	$0.47	$4.76	$2.60
Weighted average number of shares outstanding
Basic	20,159,789	17,179,420	18,653,291	17,148,401
Diluted	20,189,589	17,205,637	18,702,704	17,205,598

	September 30 2004	December 31 2003
BALANCE SHEET DATA
Cash and cash equivalents	91,905	86,813

Current assets, including cash	126,546	116,971
Advances for vessels	107,658	33,420
Vessels at cost	848,948	800,870
Accumulated Depreciation	(172,206)	(146,208)
Vessels’ Net Book Value	676,742	654,662
Deferred charges	15,704	20,454

Total assets	$926,650	$825,507

Current portion of long-term debt	42,369	41,602

Current liabilities, including current portion of long-term debt	95,397	83,463
Long-term debt, net of current portion	355,023	411,018
Deferred income, net of current portion	13,454	16,457
Total stockholders’ equity	462,776	314,569

Total liabilities and stockholders’ equity	$926,650	$825,507

		Three months ended September 30		Nine months ended September 30
		2004	2003	2004	2003
OTHER FINANCIAL DATA
Net cash from operating activities		$34,311	$17,742	$101,265	$65,421
Net cash used in investing activities		$(26,283)	$(74,252)	$(113,758)	$(200,286)
Net cash from/(used in) financing activities		$(10,821)	$41,459	$17,585	$134,627

FLEET DATA
Vessel overhead costs per ship per day		$887	$657	$796	$660
Average number of vessels during period		27.0	26.9	27.4	25.3
Number of vessels at end of period		27.0	27.0	27.0	27.0
Average age of fleet at end of period	Years	7.3	6.3	7.3	6.3
Dwt at end of period (in thousands)		2,919.9	2,681.8	2,919.9	2,681.8

Time charter employment	Days	1,387	951	3,948	2,594
Period employment (pool and coa) at market rates	Days	490	496	1,618	1,333
Spot voyage employment at market rates	Days	553	788	1,760	2,444

Total operating days		2,430	2,235	7,326	6,371
Total available days		2,484	2,471	7,519	6,906

TCE per ship per day		$26,057	$17,919	$26,516	$21,475

Operating expenses per ship per day		$6,090	$5,778	$6,058	$5,668

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

		Three Months Ended September 30, 2004
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels		2.0	4.0	10.0	7.0	4.0
Number of vessels at end of period		2.0	4.0	10.0	7.0	4.0

Dwt at end of period (in thousands)	Dwt	600.9	657.2	1,020.7	478.2	162.9
Percentage of total fleet		20.5%	22.5%	35.0%	16.4%	5.6%

Average age at end of period	Years	8.4	2.0	8.4	7.0	18.5

TCE per ship per day		$55,069	26,210	27,330	22,819	13,963

Operating expenses per ship per day		$9,529	6,170	5,940	5,739	6,135

		Nine Months Ended September 30, 2004
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels		1.9	4.0	10.0	7.5	4.0
TCE per ship per day		$50,958	26,181	28,136	24,795	14,304
Operating expenses per ship per day		$8,651	6,215	6,130	5,678	5,898

	Three Months Ended September 30, 2004
	Newbuildings	VLCC 2004	Acquired (pre-1997)	Combined
Average number of vessels	16.0	1.0	10.0	27.0

Percentage of total fleet in dwt at end of period	68%	10%	22%	100%

Average age at end of period (years)	3.5	10.7	17.4	7.3

Utilization in period	99.1%	100.0%	97.1%	97.8%

TCE per ship per day	$28,341	$74,638	$17,181	$26,057

Operating expenses per ship per day	$5,617	$9,565	$6,310	$6,090

Revenue from vessels, net ($ thousand)	$46,265	$8,069	$17,504	$71,838

Net income, excluding gain on sale - ($ thousand)	$18,693	$4,450	$3,044	$26,187
Gain on sale of vessels				0
Holding and dormant companies				(719)

Total net income				25,468

	Nine Months Ended September 30, 2004
	Newbuildings	VLCC 2004	Acquired (pre-1997)	Combined
Average number of vessels	16.0	0.9	10.5	27.4

Utilization in period	99.0%	100.0%	94.8%	97.4%

TCE per ship per day	$28,351	$68,106	$19,858	$26,516

Operating expenses per ship per day	$5,680	$8,651	$6,258	$6,058

Revenue from vessels, net ($ thousand)	$134,780	$19,788	$60,462	$215,031

Net income, excluding gain on sale - ($ thousand)	$55,191	$11,063	$15,888	$82,142
Gain on sale of vessels				8,755
Holding and dormant companies				(1,879)

Total net income				89,018

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997, except for the VLCC La Madrina.

TCE represents gross freight revenue less voyage expenses (excluding any charter-in costs). Commission is not deducted.

TCE rate given for the the VLCC Millennium, which is chartered out on a bare-boat basis, takes into account a notional operating cost per day.